Back 2014-08-27, 19:15:41, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Mac Dougall.G **Issuer:** TransGlobe Ener **Security:** DSU Cash

Transaction Number	2523795	
Security designation	DSU (Cash)	
Opening balance of securities or contracts held	0	
Opening balance of equivalent number or value of underlying securities	0	
Date of transaction	2014-08-12	
Nature of transaction	00 - Opening Balance-Initial SEDI Report	
Closing balance of securities held	0	Insider's calculated balance
Filing date/time	2014-08-27 19:04:25	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Insider: Mac Dougall.G **Issuer:** TransGlobe Ener **Security:** DSU Cash

Transaction Number	2523797
Security designation	DSU (Cash)
Opening balance of securities or contracts held	0
Date of transaction	2014-08-22
Nature of transaction	56 - Grant of rights
Number or value of securities or contracts acquired	28901
Equivalent number or value of underlying securities acquired	28901
Number or value of securities or	

contracts disposed of			
Equivalent number or value of underlying securities disposed of			
Unit price or exercise price	6.9200	Currency	Canadian Dollar
Conversion or Exercise price		Currency	
Date of expiry or maturity			
Closing balance of securities or contracts held	28901	Insider's calculated balance	
Filing date/time	2014-08-27 19:15:37		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			